

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2024

Cory Sindelar
Chief Financial Officer
Calix, Inc.
2777 Orchard Parkway
San Jose, California 95134

> **Re: Calix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K filed April 22, 2024**
> **File No. 001-34674**

Dear Cory Sindelar:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology